

Mail Stop 3561

July 14, 2009

Mr. Thomas F. Farrell, II
President and Chief Executive Officer
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

> **Re:** **Dominion Resources, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 26, 2009**
> **Form 10-Q for the period ended March 31, 2009**
> **Filed April 30, 2009**
> **File No. 1-08489**

Dear Mr. Farrell:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Note 2. Significant Accounting Policies, page 61

1.   Please advise us or revise to include an environmental accounting policy footnote. Refer to paragraph 151 of SOP no. 96-1 and SAB Topic 5Y Question 2.

Note 8. Fair Value Measurements, page 75

2.   Refer to the second paragraph. We note your disclosures that "[i]n the absence of actively-quoted market prices, we seek price information from external sources, including broker quotes and industry publications." We also noted that the majority of your derivative assets and liabilities were classified as level 2 in your fair value hierarchy.   In this regard, please explain how you determined these derivative assets and liabilities were appropriately classified as level 2 in your fair value hierarchy. To the extent that observable data was not present with respect to the derivative instruments and that your valuation was solely based on broker quotes, please advise us the nature of these quotes and explain how you concluded that level 2 classification was appropriate. Please see paragraph 28 of SFAS no. 157.

3.   With a view to enhance your disclosures, please consider expanding your footnote to include your consideration of the following with regard to the use of external broker pricing information:

- Whether the broker is willing and able to trade at the quoted price.
- If the broker quotes are based on an active market, or an inactive market.
- The extent to which brokers are utilizing a particular model if pricing is not readily available.

Note 11. Investments, page 78

4.   We noted the proceeds from sales of available-for-sale securities were significant relative to the underlying assets. Please explain how you could have reasonably concluded that the available-for-sale classification was appropriate under Statement no. 115. We may have further comment.

Note 15. Asset Retirement Obligations, page 82

5.   Explain to us in detail why you do not have sufficient information to estimate a reasonable range of expected retirement dates for certain asset retirement obligations. Please advise what steps you are taking to obtain such information.

Note 16. Variable Interest Entities, page 83

6.   Please summarize for us your FIN 46R assessment with respect to your long-term power and capacity contracts with the four non-utility generators and advise us why you were unable to determine whether they were variable interest entities (VIEs). Please advise how you concluded you were not the primary beneficiary, if they were VIEs, based on your *qualitative* analysis.

Note 18. Long-Term Debt, page 85

7.   We note that you recorded a benefit of $23 million in 2008 related to the redemption of your callable and puttable enhanced securities. In this regard, tell us and disclose the exact nature of the benefit. Please explain to us why you did not record a regulatory liability in connection with this redemption. Refer to paragraphs 11c and 37 of SFAS no. 71.

Note 19. Subsidiary Preferred Stock, page 87

8.   We note that your Virginia Electric and Power Company subsidiary preferred stock is classified as mezzanine on the balance sheets at both the subsidiary and the Parent levels. We assume you applied EITF Topic no. D-98 with respect to evaluating the proper classification of your subsidiary preferred stock. If our assumption is correct, then please explain to us and disclose the underlying facts and circumstances that led to the classification of the preferred stock outside of permanent equity at the subsidiary level.

Form 10-Q for the period ended March 31, 2009

Note 13. Significant Financing Transactions, page 17
Convertible Securities, page 18

9.   Please summarize for us your implementation of FSP APB no.14-1 with regard to your $202 million outstanding contingent convertible senior notes that are convertible into a combination of cash and shares of your common stock and advise us how you determined that the impact on prior periods are immaterial upon the adoption of the standard.

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief